Exhibit 2.2

SECOND AMENDMENT TO AMENDED AND RESTATED MASTER SALE AND

PURCHASE AGREEMENT

THIS SECOND AMENDMENT TO AMENDED AND RESTATED MASTER SALE AND PURCHASE AGREEMENT, dated as of July 5, 2009 (this “Amendment”), is made by and among General Motors Corporation, a Delaware corporation (“Parent”), Saturn LLC, a Delaware limited liability company (“S LLC”), Saturn Distribution Corporation, a Delaware corporation (“S Distribution”), Chevrolet-Saturn of Harlem, Inc., a Delaware corporation (“Harlem,” and collectively with Parent, S LLC and S Distribution, “Sellers,” and each a “Seller”), and NGMCO, Inc., a Delaware corporation and successor-in-interest to Vehicle Acquisition Holdings LLC, a Delaware limited liability company (“Purchaser”).

WHEREAS, Sellers and Purchaser have entered into that certain Amended and Restated Master Sale and Purchase Agreement, dated as of June 26, 2009 (as amended, the “Purchase Agreement”);

WHEREAS, Sellers and Purchaser have entered into that certain First Amendment to Amended and Restated Master and Purchase Agreement; and

WHEREAS, the Parties desire to amend the Purchase Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained in this Agreement, and for other good and valuable consideration, the value, receipt and sufficiency of which are acknowledged, the Parties hereby agree as follows:

Section 1. Capitalized Terms. All capitalized terms used but not defined herein shall have the meanings specified in the Purchase Agreement.

Section 2. Amendments to Purchase Agreement.

(a) The following new definition of “Advanced Technology Credits” is hereby included in Section 1.1 of the Purchase Agreement:

“Advanced Technology Credits” has the meaning set forth in Section 6.36.

(b) The following new definition of “Advanced Technology Projects” is hereby included in Section 1.1 of the Purchase Agreement:

“Advanced Technology Projects” means development, design, engineering and production of advanced technology vehicles and components, including the vehicles known as “the Volt”, “the Cruze” and components, transmissions and systems for vehicles employing hybrid technologies.

(c) The definition of “Ancillary Agreements” is hereby amended and restated in its entirety to read as follows:

“Ancillary Agreements” means the Parent Warrants, the UAW Active Labor Modifications, the UAW Retiree Settlement Agreement, the VEBA Warrant, the Equity Registration Rights Agreement, the Bill of Sale, the Assignment and Assumption Agreement, the Intellectual Property Assignment Agreement, the Transition Services Agreement, the Quitclaim Deeds, the Assignment and Assumption of Real Property Leases, the Assignment and Assumption of Harlem Lease, the Master Lease Agreement, the Subdivision Master Lease (if required), the Saginaw Service Contracts (if required), the Assignment and Assumption of Willow Run Lease, the Ren Cen Lease, the VEBA Note and each other agreement or document executed by the Parties pursuant to this Agreement or any of the foregoing and each certificate and other document to be delivered by the Parties pursuant to ARTICLE VII.

(d) The following new definition of “Excess Estimated Unsecured Claim Amount” is hereby included in Section 1.1 of the Purchase Agreement:

“Excess Estimated Unsecured Claim Amount” has the meaning set forth in Section 3.2(c)(i).

(e) The definition of “Permitted Encumbrances” is hereby amended and restated in its entirety to read as follows:

“Permitted Encumbrances” means all (i) purchase money security interests arising in the Ordinary Course of Business; (ii) security interests relating to progress payments created or arising pursuant to government Contracts in the Ordinary Course of Business; (iii) security interests relating to vendor tooling arising in the Ordinary Course of Business; (iv) Encumbrances that have been or may be created by or with the written consent of Purchaser; (v) mechanic’s, materialmen’s, laborer’s, workmen’s, repairmen’s, carrier’s liens and other similar Encumbrances arising by operation of law or statute in the Ordinary Course of Business for amounts that are not delinquent or that are being contested in good faith by appropriate proceedings; (vi) liens for Taxes, the validity or amount of which is being contested in good faith by appropriate proceedings, and statutory liens for current Taxes not yet due, payable or delinquent (or which may be paid without interest or penalties); (vii) with respect to the Transferred Real Property that is Owned Real Property, other than Secured Real Property Encumbrances at and following the Closing: (a) matters that a current ALTA/ACSM survey, or a similar cadastral survey in any country other than the United States, would disclose, the existence of which, individually or in the aggregate, would not materially and adversely interfere with the present use of the affected property; (b) rights of the public, any Governmental Authority and adjoining property owners in streets and highways abutting or adjacent to the applicable Owned Real Property; (c) easements, licenses, rights-of-way, covenants, servitudes, restrictions, encroachments, site plans, subdivision plans and other Encumbrances of public record or that would be disclosed by a current title commitment of the applicable Owned Real Property, which, individually or in the aggregate, would not materially and adversely interfere with the present use of the applicable Owned Real Property; and

(d) such other Encumbrances, the existence of which, individually or in the aggregate, would not materially and adversely interfere with or affect the present use or occupancy of the applicable Owned Real Property; (viii) with respect to the Transferred Real Property that is Leased Real Property: (1) matters that a current ALTA/ACSM survey, or a similar cadastral survey in any country other than the United States, would disclose; (2) rights of the public, any Governmental Authority and adjoining property owners in streets and highways abutting or adjacent to the applicable Leased Real Property; (3) easements, licenses, rights-of-way, covenants, servitudes, restrictions, encroachments, site plans, subdivision plans and other Encumbrances of public record or that would be disclosed by a current title commitment of the applicable Leased Real Property or which have otherwise been imposed on such property by landlords; (ix) in the case of the Transferred Equity Interests, all restrictions and obligations contained in any Organizational Document, joint venture agreement, shareholders agreement, voting agreement and related documents and agreements, in each case, affecting the Transferred Equity Interests; (x) except to the extent otherwise agreed to in the Ratification Agreement entered into by Sellers and GMAC on June 1, 2009 and approved by the Bankruptcy Court on the date thereof or any other written agreement between GMAC or any of its Subsidiaries and any Seller, all Claims (in each case solely to the extent such Claims constitute Encumbrances) and Encumbrances in favor of GMAC or any of its Subsidiaries in, upon or with respect to any property of Sellers or in which Sellers have an interest, including any of the following: (1) cash, deposits, certificates of deposit, deposit accounts, escrow funds, surety bonds, letters of credit and similar agreements and instruments; (2) owned or leased equipment; (3) owned or leased real property; (4) motor vehicles, inventory, equipment, statements of origin, certificates of title, accounts, chattel paper, general intangibles, documents and instruments of dealers, including property of dealers in-transit to, surrendered or returned by or repossessed from dealers or otherwise in any Seller’s possession or under its control; (5) property securing obligations of Sellers under derivatives Contracts; (6) rights or property with respect to which a Claim or Encumbrance in favor of GMAC or any of its Subsidiaries is disclosed in any filing made by Parent with the SEC (including any filed exhibit); and (7) supporting obligations, insurance rights and Claims against third parties relating to the foregoing; and (xi) all rights of setoff and/or recoupment that are Encumbrances in favor of GMAC and/or its Subsidiaries against amounts owed to Sellers and/or any of their Subsidiaries with respect to any property of Sellers or in which Sellers have an interest as more fully described in clause (x) above; it being understood that nothing in this clause (xi) or preceding clause (x) shall be deemed to modify, amend or otherwise change any agreement as between GMAC or any of its Subsidiaries and any Seller.

(f) The following new definition of “Purchaser Escrow Funds” is hereby included in Section 1.1 of the Purchase Agreement:

“Purchaser Escrow Funds” has the meaning set forth in Section 2.2(a)(xx).

(g) Section 2.2(a)(xii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(xii) all credits, Advanced Technology Credits, deferred charges, prepaid expenses, deposits, advances, warranties, rights, guarantees, surety bonds, letters of credit, trust arrangements and other similar financial arrangements, in each case, relating to the Purchased Assets or Assumed Liabilities, including all warranties, rights and guarantees (whether express or implied) made by suppliers, manufacturers, contractors and other third parties under or in connection with the Purchased Contracts;

(h) Section 2.2(a)(xviii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(xviii) any rights of any Seller, Subsidiary of any Seller or Seller Group member to any Tax refunds, credits or abatements that relate to any Pre-Closing Tax Period or Straddle Period;

(i) Section 2.2(a)(xix) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(xix) any interest in Excluded Insurance Policies, only to the extent such interest relates to any Purchased Asset or Assumed Liability; and

(j) A new Section 2.2(a)(xx) is hereby added to the Purchase Agreement to read as follows:

(xx) all cash and cash equivalents, including all marketable securities, held in (1) escrow pursuant to, or as contemplated by that certain letter agreement dated as of June 30, 2009, by and between Parent, Citicorp USA, Inc., as Bank Representative, and Citibank, N.A., as Escrow Agent or (2) any escrow established in contemplation or for the purpose of the Closing, that would otherwise constitute a Purchased Asset pursuant to Section 2.2(a)(i) (collectively, “Purchaser Escrow Funds”);

(k) Section 2.2(b)(i) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(i) cash or cash equivalents in an amount equal to $1,175,000,000 (the “Excluded Cash”);

(l) Section 2.2(b)(ii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(ii) all Restricted Cash exclusively relating to the Excluded Assets or Retained Liabilities, which for the avoidance of doubt, shall not be deemed to include Purchaser Escrow Funds;

(m) Section 2.3(a)(viii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(viii) all Liabilities arising under any Environmental Law (A) relating to the Transferred Real Property, other than those Liabilities described in Section 2.3(b)(iv), (B) resulting from Purchaser’s ownership or operation of the Transferred Real Property after the Closing or (C) relating to Purchaser’s failure to comply with Environmental Laws after the Closing;

(n) Section 2.3(a)(xii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(xii) all Liabilities (A) specifically assumed by Purchaser pursuant to Section 6.17 or (B) arising out of, relating to or in connection with the salaries and/or wages and vacation of all Transferred Employees that are accrued and unpaid (or with respect to vacation, unused) as of the Closing Date;

(o) Section 2.3(b)(iv) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(iv) all Liabilities (A) associated with noncompliance with Environmental Laws (including for fines, penalties, damages and remedies); (B) arising out of, relating to, in respect of or in connection with the transportation, off-site storage or off-site disposal of any Hazardous Materials generated or located at any Transferred Real Property; (C) arising out of, relating to, in respect of or in connection with third party Claims related to Hazardous Materials that were or are located at or that were Released into the Environment from Transferred Real Property prior to the Closing, except as otherwise required under applicable Environmental Laws; (D) arising under Environmental Laws related to the Excluded Real Property, except as provided under Section 18.2(e) of the Master Lease Agreement or as provided under the “Facility Idling Process” section of Schedule A of the Transition Services Agreement; or (E) for environmental Liabilities with respect to real property formerly owned, operated or leased by Sellers (as of the Closing), which, in the case of clauses (A), (B) and (C), arose prior to or at the Closing, and which, in the case of clause (D) and (E), arise prior to, at or after the Closing;

(p) Section 2.3(b)(xii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(xii) all workers’ compensation Claims with respect to Employees residing or employed in, as the case may be and as defined by applicable Law, the states set forth on Exhibit G (collectively, “Retained Workers’ Compensation Claims”);

(q) Section 3.2(a) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(a) The purchase price (the “Purchase Price”) shall be equal to the sum of:

(i) a Bankruptcy Code Section 363(k) credit bid in an amount equal to: (A) the amount of Indebtedness of Parent and its Subsidiaries as of the Closing pursuant to the UST Credit Facilities, and (B) the amount of Indebtedness of Parent and its Subsidiaries as of the Closing under the DIP Facility, less $8,247,488,605 of Indebtedness under the DIP Facility (such amount, the “UST Credit Bid Amount”);

(ii) the UST Warrant (which the Parties agree has a value of no less than $1,000);

(iii) the valid issuance by Purchaser to Parent of (A) 50,000,000 shares of Common Stock (collectively, the “Parent Shares”) and (B) the Parent Warrants; and

(iv) the assumption by Purchaser or its designated Subsidiaries of the Assumed Liabilities.

For the avoidance of doubt, immediately following the Closing, the only indebtedness for borrowed money (or any guarantees thereof) of Sellers and their Subsidiaries to Sponsor, Canada and Export Development Canada is amounts under the Wind Down Facility.

(r) Section 3.2(c) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(c)

(i) Sellers may, at any time, seek an Order of the Bankruptcy Court (the “Claims Estimate Order”), which Order may be the Order confirming Sellers’ Chapter 11 plan, estimating the aggregate allowed general unsecured claims against Sellers’ estates. If in the Claims Estimate Order, the Bankruptcy Court makes a finding that the estimated aggregate allowed general unsecured claims against Sellers’ estates exceed $35,000,000,000, then Purchaser will, within five (5) Business Days of entry of the Claims Estimate Order, issue additional shares of Common Stock (the “Adjustment Shares”) to Parent, as an adjustment to the Purchase Price, based on the extent by which such estimated aggregate general unsecured claims exceed $35,000,000,000 (such amount, the “Excess Estimated Unsecured Claim Amount;” in the event this amount exceeds $7,000,000,000 the Excess Estimated Unsecured Claim Amount will be reduced to a cap of $7,000,000,000). The number of Adjustment Shares to be issued will be equal to the number of shares, rounded up to the next whole share, calculated by multiplying (i) 10,000,000 shares of Common Stock (adjusted to take into account any stock dividend, stock split, combination of shares, recapitalization, merger, consolidation, reorganization or similar transaction with respect to the Common Stock, effected from and after the Closing and before issuance of the Adjustment Shares) and (ii) a fraction, (A) the numerator of which is Excess Estimated Unsecured Claim Amount (capped at $7,000,000,000) and (B) the denominator of which is $7,000,000,000.

(ii) At the Closing, Purchaser will have authorized and, thereafter, will reserve for issuance the maximum number of shares of Common Stock issuable as Adjustment Shares.

(s) Section 6.9(b) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(b) Sellers shall use reasonable best efforts to agree with Sponsor on the terms of a restructuring of $1,175,000,000 of Indebtedness accrued under the DIP Facility (as restructured, the “Wind Down Facility”) to provide for such Wind Down Facility to be non-recourse, to accrue payment-in-kind interest at the Eurodollar Rate (as defined in the Wind-Down Facility) plus 300 basis points, to be secured by all assets of Sellers (other than the Parent Shares, Adjustment Shares, Parent Warrants and any securities or proceeds received in respect thereof). Sellers shall use reasonable best efforts to enter into definitive financing agreements with respect to the Wind Down Facility so that such agreements are in effect as promptly as practicable but in any event no later than the Closing.

(t) Section 6.17(e) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(e) Assumption of Certain Parent Employee Benefit Plans and Policies. As of the Closing Date, Purchaser or one of its Affiliates shall assume (i) the Parent Employee Benefit Plans and Policies set forth on Section 6.17(e) of the Sellers’ Disclosure Schedule as modified thereon, and all assets, trusts, insurance policies and other Contracts relating thereto, except for any that do not comply in all respects with TARP or as otherwise provided in Section 6.17(h) and (ii) all employee benefit plans, programs, policies, agreements or arrangements (whether written or oral) in which Employees who are covered by the UAW Collective Bargaining Agreement participate and all assets, trusts, insurance and other Contracts relating thereto (collectively, the “Assumed Plans”), and Sellers and Purchaser shall cooperate with each other to take all actions and execute and deliver all documents and furnish all notices necessary to establish Purchaser or one of its Affiliates as the sponsor of such Assumed Plans including all assets, trusts, insurance policies and other Contracts relating thereto. Other than with respect to any Employee who was or is covered by the UAW Collective Bargaining Agreement, Purchaser shall have no Liability with respect to any modifications or changes to Benefit Plans contemplated by Section 6.17(e) of the Sellers’ Disclosure Schedule, or changes made by Parent prior to the Closing Date, and Purchaser shall not assume any Liability with respect to any such decisions or actions related thereto, and Purchaser shall only assume the Liabilities for benefits provided pursuant to the written terms and conditions of the Assumed Plan as of the Closing Date. Notwithstanding the foregoing, the assumption of the Assumed Plans is subject to

Purchaser taking all necessary action, including reduction of benefits, to ensure that the Assumed Plans comply in all respects with TARP. Notwithstanding the foregoing, but subject to the terms of any Collective Bargaining Agreement to which Purchaser or one of its Affiliates is a party, Purchaser and its Affiliates may, in its sole discretion, amend, suspend or terminate any such Assumed Plan at any time in accordance with its terms.

(u) A new Section 6.17(n) is hereby added to the Purchase Agreement to read as follows:

(n) Harlem Employees. With respect to non-UAW employees of Harlem, Purchaser or one of its Affiliates may make offers of employment to such individuals at its discretion. With respect to UAW-represented employees of Harlem and such other non-UAW employees who accept offers of employment with Purchaser or one of its Affiliates, in addition to obligations under the UAW Collective Bargaining Agreement with respect to UAW-represented employees, Purchaser shall assume all Liabilities arising out of, relating to or in connection with the salaries and/or wages and vacation of all such individuals that are accrued and unpaid (or with respect to vacation, unused) as of the Closing Date. With respect to non-UAW employees of Harlem who accept such offers of employment, Purchaser or one of its Affiliates shall take all actions necessary such that such individuals shall be credited for their actual and credited service with Sellers and each of their respective Affiliates, for purposes of eligibility, vesting and benefit accrual in any employee benefit plans (excluding equity compensation plans or programs) covering such individuals after the Closing; provided, however, that such crediting of service shall not operate to duplicate any benefit to any such individual or the funding for any such benefit. Purchaser or one of its Affiliates, in its sole discretion, may assume certain employee benefit plans maintained by Harlem by delivering written notice (which such notice shall indentify such employee benefit plans of Harlem to be assumed) to Sellers of such assumption on or before the Closing, and upon delivery of such notice, such employee benefit plans shall automatically be deemed to be set forth on Section 6.17(e) of the Sellers’ Disclosure Schedules. All such employee benefit plans that are assumed by Purchaser or one of its Affiliates pursuant to the preceding sentence shall be deemed to be Assumed Plans for purposes of this Agreement.

(v) A new Section 6.36 is hereby added to the Purchase Agreement to read as follows:

Section 6.36 Advanced Technology Credits. The Parties agree that Purchaser shall, to the extent permissible by applicable Law (including all rules, regulations and policies pertaining to Advanced Technology Projects), be entitled to receive full credit for expenditures incurred by Sellers prior to the Closing towards Advanced Technology Projects for the purpose of any current or future program sponsored by a Governmental Authority providing financial assistance in connection with any such project, including any program pursuant to Section 136 of the Energy Independence and Security Act of 2007 (“Advanced Technology Credits”), and acknowledge that the Purchase Price includes and represents consideration for the full value of such expenditures incurred by Sellers.

(w) Section 7.2(c)(vi) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(vi) [Reserved];

(x) Section 7.2(c)(vii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(vii) [Reserved];

(y) Section 7.3(c)(viii) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(viii) [Reserved];

(z) Section 7.3(c)(ix) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(ix) [Reserved];

(aa) Section 7.3(f) of the Purchase Agreement is hereby amended and restated in its entirety to read as follows:

(f) Purchaser shall have (i) offset the UST Credit Bid Amount against the amount of Indebtedness of Parent and its Subsidiaries owed to Purchaser as of the Closing under the UST Credit Facilities and the DIP Facility pursuant to a Bankruptcy Code Section 363(k) credit bid and delivered releases and waivers and related Encumbrance-release documentation (including, if applicable, UCC-3 termination statements) with respect to the UST Credit Bid Amount, in a form reasonably satisfactory to the Parties and duly executed by Purchaser in accordance with the applicable requirements in effect on the date hereof, (ii) transferred to Sellers the UST Warrant and (iii) issued to Parent, in accordance with instructions provided by Parent, the Purchaser Shares and the Parent Warrants (duly executed by Purchaser).

(bb) Exhibit R to the Purchase Agreement is hereby deleted in its entirety.

(cc) Exhibit S to the Purchase Agreement is hereby deleted in its entirety.

(dd) Exhibit U to the Purchase Agreement is hereby replaced in its entirety with Exhibit U attached hereto.

(ee) Exhibit X to the Purchase Agreement is hereby replaced in its entirety with Exhibit X attached hereto.

(ff) Section 2.2(b)(iv) of the Sellers’ Disclosure Schedule is hereby replaced in its entirety with Section 2.2(b)(iv) of the Sellers’ Disclosure Schedule attached hereto.

(gg) Section 4.4 of the Sellers’ Disclosure Schedule is hereby replaced in its entirety with Section 4.4 of the Sellers’ Disclosure Schedule attached hereto.

(hh) Section 6.6(a)(i) of the Sellers’ Disclosure Schedule is hereby replaced in its entirety with Section 6.6(a)(i) of the Sellers’ Disclosure Schedule attached hereto.

Section 3. Effectiveness of Amendment. Upon the execution and delivery hereof, the Purchase Agreement shall thereupon be deemed to be amended and restated as set forth in Section 2, as fully and with the same effect as if such amendments and restatements were originally set forth in the Purchase Agreement.

Section 4. Ratification of Purchase Agreement; Incorporation by Reference. Except as specifically provided for in this Amendment, the Purchase Agreement is hereby confirmed and ratified in all respects and shall be and remain in full force and effect in accordance with its terms. This Amendment is subject to all of the terms, conditions and limitations set forth in the Purchase Agreement, including Article IX thereof, which sections are hereby incorporated into this Amendment, mutatis mutandis, as if they were set forth in their entirety herein.

Section 5. Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same agreement. All signatures of the Parties may be transmitted by facsimile or electronic delivery, and each such facsimile signature or electronic delivery signature (including a pdf signature) will, for all purposes, be deemed to be the original signature of the Party whose signature it reproduces and be binding upon such Party.

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IN WITNESS WHEREOF, each of the Parties hereto has caused this Amendment to be executed by its duly authorized officer, in each case as of the date first written above.

GENERAL MOTORS CORPORATION

By:	/s/ Frederick A. Henderson
Name:	Frederick A. Henderson
Title:	President and Chief Executive Officer

SATURN LLC

By:	/s/ Jill Lajdziak
Name:	Jill Lajdziak
Title:	President

SATURN DISTRIBUTION CORPORATION

By:	/s/ Jill Lajdziak
Name:	Jill Lajdziak
Title:	President

CHEVROLET-SATURN OF HARLEM, INC.

By:	/s/ Michael Garrick
Name:	Michael Garrick
Title:	President

NGMCO, INC.

By:	/s/ Sadiq Malik
Name:	Sadiq Malik
Title:	Vice President and Treasurer

LIST OF OMITTED SCHEDULES

Below is a list of omitted schedules to the Second Amendment to Amended and Restated Master Sale and Purchase Agreement. GM hereby undertakes to furnish supplementally a copy of any omitted disclosure schedule to the Securities and Exchange Commission upon request.

Section 2.2(b)(iv)	Excluded Entities
Section 4.4	Subsidiaries
Section 6.6(a)(i)	Mandatory Assumable Executory Contracts to be Assumed at Closing